Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

March 23, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 23, 2021, The Nasdaq Stock Market (the "Exchange") received from Merchants Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/40th
Interest in a Share of 6.00% Fixed Rate Series C
Non-Cumulative
Perpetual Preferred Stock, without par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,